Form 10-K405, Exhibit 13
period 1996-12-31
VIISAGE TECHNOLOGY INC
filed 1997-03-31
CIK 1018332

                                                                      EXHIBIT 13

                            SELECTED FINANCIAL DATA

     The financial data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Financial Statements of the Company and related notes thereto included elsewhere in this Annual Report.

                                                             YEAR ENDED DECEMBER 31,
                                         --------------------------------------------------------------
                                             1996            1995             1994            1993
                                         -------------  ---------------  ---------------  -------------
                                                      (in thousands, except per share amounts)
STATEMENT OF OPERATIONS DATA:
Revenues...............................        $24,971         $11,221          $ 1,257        $   505
Project costs..........................         19,484          10,361            1,140            456
                                         -------------  ---------------  ---------------  -------------
Project margin.........................          5,487             860              117             49
                                         -------------  ---------------  ---------------  -------------

Operating expenses:
  Sales and marketing..................          1,852             999            1,596          1,185
  Research and development.............            235           1,089              201             47
  General and administrative...........          1,880           1,204              681            289
                                         -------------  ---------------  ---------------  -------------
      Total operating expenses.........          3,967           3,292            2,478          1,521
                                         -------------  ---------------  ---------------  -------------

Operating income (loss)................          1,520          (2,432)          (2,361)        (1,472)
Interest expense, net..................            714             515               40              -
                                         -------------  ---------------  ---------------  -------------

Income (loss) before income taxes......            806          (2,947)          (2,401)        (1,472)
Income taxes...........................            205               -                -              -
                                         -------------  ---------------  ---------------  -------------
Net income (loss)......................        $   601         $(2,947)         $(2,401)       $(1,472)
                                         =============  ===============  ===============  =============
Net income (loss) per share(1).........        $  0.09         $ (0.47)         $ (0.39)        $(0.24)
                                         =============  ===============  ===============  =============
Weighted average common and equivalent
   shares..............................          6,587           6,225            6,225          6,225
                                         =============  ===============  ===============  =============

                                                                  DECEMBER 31,
                                         --------------------------------------------------------------
                                             1996            1995             1994            1993
                                         -------------  ---------------  ---------------  -------------
BALANCE SHEET DATA:
Working Capital........................     $20,676        $ 7,413           $ 2,509         $   368
Total assets...........................      36,119         11,285             3,999             914
Long-term obligations..................       4,420          8,319               955               -
Stockholders' equity...................      23,020              -                 -               -
Net assets(2)..........................           -          1,323             1,554             368

(1) See note 2 of Notes to Financial Statements for information concerning the computation of net income (loss) per share.
(2) Net assets represent divisional investment during the time the Company operated as a division of Lau Technologies.

                                     13-1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section below entitled "Certain Factors that may Affect Future Results." The cautionary statements made herein should be read as being applicable to all related forward-looking statements in this Annual Report.

OVERVIEW

     Viisage develops and implements turnkey digital identification systems and solutions intended to deter fraud, reduce customers' identification program costs and improve security. The Company combines its systems integration and software design capabilities with its proprietary software and hardware products to create complete customized solutions. Viisage's products are currently operating at over 450 locations. Applications can include systems and cards for national ID's, driver's licenses, social services, voter registration, law enforcement, corrections, healthcare, financial services, retail and access control. Viisage is also commercializing patented facial recognition technology for the real-time identification and verification of individuals.

     The Company began operations in 1993 as a division of Lau Technologies, a provider of systems integration services and products for sophisticated electronic systems. On November 6, 1996, Lau transferred substantially all of the assets, liabilities and operations of the division to the Company in exchange for 5,680,000 shares of the Company's common stock and the Company completed its initial public offering in November 1996. The Company is currently a 64% owned subsidiary of Lau Technologies.

     Viisage has experienced significant revenue growth since 1993. The Company believes that the increasing acceptance of and demand for digital identification technology in recent years, its commitment to providing customized solutions for its customers' needs, its expertise in facial imaging and its proprietary software and hardware products have contributed to its growth and will be important to its future success.

     The Company provides systems and services principally under contracts that have five-year terms and provide for several annual renewals after the initial contract term. Contracts generally provide for a fixed price for the system and/or for each card produced. Contract prices vary depending on, among other things, design and integration complexities, the nature and number of workstations and sites, the projected number of cards to be produced, the level of post-installation support and the competitive environment. Substantially all of the Company's revenues are currently derived from public sector customers and contractors to such customers. The Company believes for the foreseeable future that it will continue to derive a significant portion of its revenues from a limited number of large contracts. For the years ended December 31, 1995 and 1996, three customers and two customers, respectively, each accounted for more than 10% of

                                     13-2
the Company's revenues and an aggregate of 85% and 50% of revenues for the years, respectively.

     The Company's results of operations are significantly affected by, among other things, the timing of award and performance on contracts. As a result, the Company's revenues and income may fluctuate from quarter to quarter, and comparisons over longer periods of time may be more meaningful. The Company's results of operations are not seasonal since contracts are awarded and performed throughout the year.

RESULTS OF OPERATIONS

The following table sets forth certain financial information as a percentage of revenues for the periods indicated.

                                     YEAR ENDED DECEMBER 31,
                                     -----------------------
                                      1996    1995     1994
                                      -----   -----   ------
Revenues...........................    100%    100%     100%
Project  costs.....................     78      92       91
                                      ----    ----    -----
Project margin.....................     22       8        9
Operating expenses:
    Sales and marketing............      7       9      127
    Research and development.......      1      10       16
    General and administrative.....      8      11       54
                                      ----    ----    -----
          Total operating expenses.     16      30      197
                                      ----    ----    -----
Operating income(loss).............      6     (22)    (188)
Interest expense, net..............      3       4        3
                                      ----    ----    -----
Income (loss) before income taxes..      3     (26)    (191)
Income taxes.......................      1       -        -
                                      ----    ----    -----
Net income (loss)..................      2 %   (26)%   (191)%
                                      ====     ====   =====

Years ended December 31, 1996 and 1995

     Revenues. Revenues are derived principally from systems implementation, card production and related services under multi-year contracts. Revenues increased 123% to $25.0 million in 1996 from $11.2 million in 1995. This increase was due to an increase in the number of contracts being performed during 1996.

     Project Costs and Margin. Project costs consist primarily of hardware, consumables (printer ribbons, cards, holographic overlays, etc.), system design, software development and implementation labor, maintenance and overhead. As a percentage of revenues, project costs decreased to 78% for 1996 from 92% for 1995. This decrease reflects cost savings on design, development and implementation activities resulting from the Company's increased experience with and resources for digital identification solutions. Project margin increased 538% to $5.5 million (22% of revenues) for 1996 from $860,000 (8% of revenues) for 1995, reflecting the increase in revenues and cost savings discussed above. The Company believes it could experience further improvements in project margin from project cost savings and improved pricing. However, there can be no assurance that such improvements will be achieved.

                                     13-3

     Sales and Marketing. Sales and marketing expenses consist primarily of compensation and professional service fees for marketing, bid and proposal and customer support activities. Sales and marketing expenses increased 85% to $1.9 million in 1996 from $1.0 million in 1995. This increase principally reflects an increase in proposal activity and the addition of marketing personnel during 1996. As a percentage of revenues, sales and marketing expenses decreased to 7% for 1996 from 9% for 1995 due to revenues increasing at a greater rate than such expenses during 1996. The Company anticipates that it will continue to make significant expenditures for sales and marketing as it adds resources and initiates operations in additional markets.

     Research and Development. Research and development expenses consist principally of compensation, outside services and materials utilized for product and software development activities that are not related to specific projects. Research and development expenses decreased 78% to $235,000 in 1996 from $1.1 million in 1995, and decreased as a percentage of revenues to 1% for 1996 from 10% for 1995. These decreases reflect the completion in 1995 of proprietary software to support all industry standard computing environments and proprietary hardware products for the Company's card-based systems and the increase in revenues in 1996. The Company believes that the software and hardware products developed in prior periods will support its card-based systems offerings for the foreseeable future. Expenditures for 1996 relate primarily to the Company's facial recognition products and do not reflect the benefits to the Company under license arrangements from the research and development efforts of Lau Technologies and the Massachusetts Institute of Technology for projects that are not directly related to the Company.

     General and Administrative. General and administrative expenses consist principally of compensation for executive management, finance and administrative personnel and outside professional fees. General and administrative expenses increased 56% to $1.9 million in 1996 from $1.2 million in 1995. The increase in expenses was due primarily to the addition of management personnel during the fourth quarter of 1995 and increased management activities related to the growth in the Company's business. As a percentage of revenues, general and administrative expenses decreased to 8% for 1996 from 11% for 1995 due to revenues increasing at a greater rate than such expenses in 1996.

     Interest Expense. The increase in net interest expense to $714,000 in 1996 from $515,000 in 1995 principally reflects the increase in the level of borrowings during 1996. This increase was partially offset by interest earned on the net proceeds from the Company's initial public offering.

     Income Taxes. The Company's operations prior to the transfer discussed above were included in the income tax returns of Lau Technologies, an S corporation. Income tax expense for 1996 relates principally to corporate taxes for the period following the transfer and a deferred tax charge of $110,000 relating to the cumulative differences between the financial reporting and income tax bases of certain assets and liabilities as of the transfer date.

                                     13-4

Years Ended December 31, 1995 and 1994.

     Revenues. Revenues increased 793% to $11.2 million in 1995 from $1.3 million in 1994. This increase was due primarily to performance on several contracts awarded during the fourth quarter of 1994 and the first quarter of 1995. The Company began operations in 1993 and its first contract was awarded late that year. Revenues for 1994 were derived solely from this contract.

     Project Costs and Margin. As a percentage of revenues, project costs increased to 92% in 1995 from 91% in 1994. These percentages reflect additional development costs incurred to design, develop, and integrate system components and industry standard software for the first time. Project margin increased 635% to $860,000 (8% of revenues) in 1995 from $117,000 (9% of revenues) in
1994 reflecting the increases in revenues and development costs discussed above.

     Sales and Marketing. Sales and marketing expenses decreased 37% to $1.0 million in 1995 from $1.6 million in 1994. This decrease reflects improved controls over bid and proposal costs and the Company's decision not to pursue certain opportunities due to funding constraints. As a percentage of revenues, sales and marketing expenses decreased to 9% in 1995 from 127% in 1994 due primarily to revenues increasing at a greater rate than such expenses during 1995.

     Research and Development. Research and development expenses increased 442% to $1.1. million in 1995 from $201,000 in 1994. The significant increase in expenses during 1995 reflects the completion of certain proprietary software to support all industry standard computing environments and the development of proprietary hardware products for the Company's card-based systems. As a percentage of revenues, these expenses decreased to 10% in 1995 from 16% in 1994 due to the increase in revenues at a greater rate than such expenses in 1995.

     General and Administrative. General and administrative expenses increased 77% to $1.2 million in 1995 from $681,000 in 1994. This increase reflects the increased level of management activity due to the growth in the Company's business and the addition of certain management personnel during the fourth quarter of 1995. As a percentage of revenues, general and administrative expenses decreased to 11% in 1995 from 54% in 1994 due primarily to revenues increasing at a greater rate than such expenses during 1995.

     Interest Expense. Interest expense increased to $515,000 in 1995 from $40,000 in 1994 due principally to the increase in borrowings to fund operations.

LIQUIDITY AND CAPITAL RESOURCES

     In November 1996, the Company completed an initial public offering of its common stock and received net proceeds of approximately $22.2 million. The Company used approximately $8.8 million of the proceeds to repay long-term borrowings assumed in connection with the transfer discussed above.


                                     13-5

     At December 31, 1996, working capital was $20.7 million compared to $7.4 million at December 31, 1995. The increase in working capital was due primarily to the proceeds from the initial public offering in November and increases in accounts receivable and costs and estimated earnings in excess of billings, net of increases in accounts payable and accrued expenses.

     For the year ended December 31, 1996, operations and investing activities utilized cash of approximately $1.5 million and $5.1 million, respectively, principally to fund the working capital increases discussed above and increases in project assets and other assets. Financing was provided by the initial public offering and the project lease financing arrangement referred to below.

     The Company has a revolving line of credit with a commercial bank that provides for unsecured borrowings of up to $10.0 million through June 1998 at the prime rate or other LIBOR-based options. This agreement requires the Company to maintain certain financial ratios and minimum levels of earnings and tangible net worth. The Company also has a system project lease financing arrangement with a commercial leasing organization providing for project financing of up to $15.0 million. Pursuant to this arrangement, the lessor purchases certain of the Company's digital identification systems and leases them back to Viisage for deployment with identified and contracted customers approved by the lessor. The lessor retains title to systems and has an assignment of Viisage's rights under the related customer contracts, including rights to use the software and technology underlying the related systems. Under this arrangement, the lessor bears the credit risk associated with payments by Viisage's customers, but Viisage bears performance and appropriation risk and is generally required to repurchase a system in the event of a termination by a customer for any reason except credit default. These project lease arrangements are accounted for as capital leases. At December 31, 1996, the Company had $10 million available under the revolving line of credit and approximately $11 million available under the lease financing arrangement.

     The Company has historically not made substantial capital expenditures for facilities, office and computer equipment and has satisfied its needs in these areas principally through leasing.

     The Company believes that the net proceeds from its initial public offering, together with cash flow from operations, available borrowings and project leasing will be sufficient to meet the Company's working capital and capital expenditure needs for the foreseeable future. There can be no assurance, however, that additional financing, if needed, will be available on favorable terms or at all. If the Company is unable to obtain additional capital, if needed, on acceptable terms the Company may be unable to take full advantage of future opportunities or respond to competitive pressures, which could adversely affect the Company's business, financial condition and results of operations.

INFLATION

     Although certain of the Company's expenses increase with general inflation in the economy, inflation has not had a material impact on the Company's financial results to date.

                                     13-6

ACCOUNTING PRONOUNCEMENT

     In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share, which establishes standards for computing and presenting earnings per share for entities with publicly held common stock or potential common stock. SFAS No. 128 is effective for periods ending after December 15, 1997 and early adoption is not permitted. Under the new pronouncement, earnings (loss) per share would not be materially different from the amounts presented.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

     The Company operates in an environment that involves a number of risks, some of which are beyond the Company's control. Forward-looking statements in this document and those made from time to time by the Company through its senior management are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements concerning future plans or results are necessarily only estimates and actual results could differ materially from expectations. Certain factors that could cause or contribute to such differences include, among other things, potential fluctuations in quarterly results, the size and timing of award and performance on contracts, dependence on large contracts and a limited number of customers, lengthy sales and implementation cycles, changes in management estimates incident to accounting for contracts, availability and cost of key components, market acceptance of new or enhanced products and services, proprietary technology and changing technology, competitive conditions, system performance, management of growth, dependence on key personnel and general economic and political conditions and other factors affecting spending by customers.

                                     13-7

Viisage Technology, Inc.
Balance Sheets
(in thousands, except per share amounts)


December 31,                                               1996           1995
--------------------------------------------------------------------------------
Assets

Current Assets:
  Cash and cash equivalents (note 2)                    $11,073        $     -
  Accounts receivable                                     1,499            378
  Costs and estimated earnings in excess of billings     16,445          8,678
  Other current assets (note 3)                             338              -
--------------------------------------------------------------------------------
    Total current assets                                 29,355          9,056

Property and equipment, net (note 4)                      5,857          2,229

Other assets (note 3)                                       907              -
--------------------------------------------------------------------------------
                                                        $36,119        $11,285
================================================================================
Liabilities and Stockholders' Equity/Net Assets

Current Liabilities:
  Accounts payable and accrued expenses (note 5)        $ 7,288        $ 1,153
  Accrued and deferred income taxes (notes 2 and 9)         190              -
  Obligations under capital leases (notes 6 and 7)        1,201            490
--------------------------------------------------------------------------------
    Total current liabilities                             8,679          1,643

Long-term debt (note 6)                                       -          6,656

Obligations under capital leases (notes 6 and 7)          4,420          1,663
--------------------------------------------------------------------------------
                                                         13,099          9,962
--------------------------------------------------------------------------------
Commitments and contingencies (note 7)

Stockholders' Equity/Net Assets (notes 1 and 10):
  Preferred stock, $.001 par value;
    2,000,000 shares authorized; none issued                  -              -
  Common stock, $.001 par value;
    20,000,000 shares authorized;
    8,055,000 shares issued and outstanding                   8              -
  Additional paid-in capital                             22,994              -
  Retained earnings                                          18              -
  Net assets                                                  -          1,323
--------------------------------------------------------------------------------
    Total stockholders' equity/net assets                23,020          1,323
--------------------------------------------------------------------------------
                                                        $36,119        $11,285
================================================================================

The accompanying notes are an integral part of these financial statements.

                                     13-8

Viisage Technology, Inc.
Statements of Operations
(in thousands, except per share amounts)


Year Ended December 31,                         1996          1995         1994
--------------------------------------------------------------------------------
Revenues                                     $24,971       $11,221      $ 1,257

Project costs                                 19,484        10,361        1,140
--------------------------------------------------------------------------------
   Project margin                              5,487           860          117
--------------------------------------------------------------------------------
Operating Expenses:
  Sales and marketing                          1,852           999        1,596
  Research and development                       235         1,089          201
  General and administrative                   1,880         1,204          681
--------------------------------------------------------------------------------
    Total operating expenses                   3,967         3,292        2,478
--------------------------------------------------------------------------------
    Operating income (loss)                    1,520        (2,432)      (2,361)

Interest expense, net                            714           515           40
--------------------------------------------------------------------------------
    Income (loss) before income taxes            806        (2,947)      (2,401)

Income taxes (notes 2 and 9)                     205             -            -
--------------------------------------------------------------------------------
    Net income (loss)                      $     601      $ (2,947)     $(2,401)
--------------------------------------------------------------------------------
Net income (loss) per share (note 2)       $    0.09      $  (0.47)     $ (0.39)
--------------------------------------------------------------------------------
Weighted average common and equivalent
  shares (note 2)                              6,587         6,225        6,225
--------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                                     13-9

Viisage Technology, Inc.
Statements of Changes in Stockholders' Equity/Net Assets
(in thousands)

                                                                  Additional
                                  Preferred         Common         Paid-in        Retained
                                    Stock           Stock          Capital        Earnings       Net Assets         Total
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993      $       -       $       -       $        -      $      -        $    368        $      368

  Net loss                              -               -                -             -          (2,401)           (2,401)

  Net transactions with parent          -               -                -             -           3,587             3,587
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994              -               -                -             -           1,554             1,554

  Net loss                              -               -                -             -          (2,947)           (2,947)

  Net transactions with parent          -               -                -             -           2,716             2,716
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995              -               -                -             -           1,323             1,323

  Net income                            -               -                -             -             583               583

  Stock compensation expense            -               -                -             -             166               166

  Net transactions with parent          -               -                -             -          (1,372)           (1,372)
---------------------------------------------------------------------------------------------------------------------------
Balance, November 6, 1996 (note 1)      -               -                -             -             700               700

  Issuance of common stock in
    exchange for net assets (note 1)    -               6              694             -            (700)                -

  Issuance of common stock in
    initial public offering (notes 1
    and 10)                             -               2           22,228             -               -            22,230

  Net income                            -               -                -            18               -                18

  Stock compensation expense            -               -               72             -               -                72
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996      $       -       $       8       $   22,994      $     18        $      -        $   23,020
===========================================================================================================================

The accompanying notes are an integral part of these financial statements.

                                     13-10

Viisage Technology, Inc.
Statements Of Cash Flows
(in thousands)

Year Ended December 31,                                                 1996                    1995                    1994
-----------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
  Net income (loss)                                                $     601                 $(2,947)                $(2,401)
  Adjustments to reconcile net income (loss)
    to net cash (used) by operating activities:
      Depreciation and amortization                                      612                      88                       -
      Stock compensation expense                                         238                       -                       -
      Changes in operating assets and liabilities:
        Accounts receivable                                           (1,121)                   (378)                  1,115
        Costs and estimated earnings in excess of billings            (7,767)                 (4,679)                 (4,244)
        Other current assets                                            (338)                      -                      44
        Accounts payable and accrued expenses                          6,135                     (25)                    632
        Accrued and deferred income taxes                                190                       -                       -
-----------------------------------------------------------------------------------------------------------------------------
          Net cash (used) by operating activities                     (1,450)                 (7,941)                 (4,854)
-----------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
  Purchase of contract equipment converted to capital leases          (3,965)                 (2,216)                      -
  Additions to property and equipment                                   (275)                   (101)                      -
  Increase in other assets                                              (907)                      -                       -
-----------------------------------------------------------------------------------------------------------------------------
          Net cash (used) by investing activities                     (5,147)                 (2,317)                      -
-----------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
  Net revolving credit (repayments) borrowings                        (6,656)                  6,610                      46
  Proceeds from long-term borrowings                                       -                   1,862                   1,580
  Proceeds from sale/leaseback of equipment                            3,965                   2,216                       -
  Principal payments on long-term borrowings                               -                  (3,083)                   (359)
  Principal payments on obligations under capital leases                (497)                    (63)                      -
  Net proceeds from initial public offering                           22,230                       -                       -
  Net transactions with parent                                        (1,372)                  2,716                   3,587
-----------------------------------------------------------------------------------------------------------------------------
          Net cash provided by financing activities                   17,670                  10,258                   4,854
-----------------------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                 11,073                       -                       -

Cash and cash equivalents, beginning of year                               -                       -                       -

Cash and cash equivalents, end of year                             $  11,073                 $     -                 $     -
-----------------------------------------------------------------------------------------------------------------------------
Supplemental Cash Flow Information:
  Cash paid during the year for interest                           $     781                 $   465                 $    34
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                                     13-11

Viisage Technology, Inc.
Notes to Financial Statements



(1) Business and Basis of Presentation

Viisage Technology, Inc. (Viisage or the Company) develops and implements turnkey digital identification systems and solutions intended to deter fraud, reduce customers' identification program costs and improve security. The Company combines its systems integration and software design capabilities with its proprietary software and hardware products to create complete customized solutions. Viisage's products are currently operating at over 450 locations. Applications can include systems and cards for national ID's, driver's licenses, social services, voter registration, law enforcement, corrections, healthcare, financial services, retail and access control. In addition, Viisage is commercializing patented facial recognition technology for the real-time identification and verification of individuals.

Viisage was incorporated in Delaware on May 23, 1996 as part of a planned reorganization of Lau Acquisition Corp. (Lau Technologies or Lau). On
November 6, 1996, Lau Technologies completed the transfer of substantially all of the assets, liabilities and operations of its Viisage Technology Division to the Company in exchange for 5,680,000 shares of the Company's common stock (the Transfer), and as discussed more fully in note 10, the Company completed its initial public offering in November 1996. The Company is currently an approximately 64% owned subsidiary of Lau Technologies. These transactions were between entities under common control and were accounted for using historical amounts in a manner similar to a pooling of interests. The financial statements for all periods presented prior to the Transfer reflect the financial position, results of operations and cash flows of the Viisage Technology Division business that comprise the Company. All changes in the Company's equity prior to the Transfer are reflected in net assets which represent the net investment of Lau Technologies in the Company.

The statements of operations for all periods presented reflect allocations for the costs of shared facilities and certain administrative services. Such costs and expenses have been allocated to the Company based on actual usage or other methods that approximate actual usage. Management believes that the allocation methods are reasonable and that allocated costs and expenses approximate what such amounts would be if the Company had operated on a stand-alone basis. As discussed more fully in note 3, the Company entered into agreements with Lau Technologies covering certain facilities, equipment and administrative services after the Transfer. Although the Company has not filed separate income tax returns for periods prior to the Transfer, income taxes presented in the financial statements are computed on a separate return basis taking into consideration the tax-sharing arrangement with Lau Technologies described in note 2.

The financial information included herein may not necessarily reflect the financial position, results of operations and cash flows of the Company in the future or what the financial position, results of operations and cash flows would have been had it been a separate, stand-alone company throughout the periods covered.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contract Revenue and Cost Recognition

The Company provides services principally under contracts that provide for a fixed price for the system and/or for each card produced. Revenue is recognized using the percentage of completion method based on labor costs incurred and/or cards produced. Contract losses, if any, are recognized in the period in which they become determinable. Costs and estimated earnings in excess of billings are recorded as a current asset. Billings in excess of costs and estimated earnings and accrued contract costs are recorded as current liabilities. Generally, contracts provide for billing when contract milestones are met and/or cards are produced. Retainages and amounts subject to future negotiation are not material. Costs and estimated earnings in excess of billings includes approximately $6.5 million expected to be billed and collected after December 31, 1997.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable and payable and short-and long-term borrowings, approximate fair values.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 1996, cash equivalents consisted of short-term Eurodollar investments with a commercial bank. These investments are carried at cost which approximates market value.

                                     13-12

Viisage Technology, Inc.
Notes to Financial Statements (Continued)



Accounts Receivable

Accounts receivable are due principally from government agencies and contractors to government agencies. Management periodically reviews accounts receivable for possible uncollectible amounts. In the event management determines a specific need for an allowance, a provision for doubtful accounts is provided. Based on management's review, no allowance for doubtful accounts has been recorded for the periods presented.

All of the Company's revenues related to one customer in 1994. For 1996 and 1995, two customers and three customers, respectively, each accounted for more than 10% of revenues, and approximately 50% and 85% in the aggregate of the Company's revenues, respectively.

At December 31, 1996, 54% of accounts receivable and costs and estimated earnings in excess of billings related to three customers.


Property and Equipment

Property and equipment are recorded at cost or the lesser of fair value or the present value of minimum lease payments for items acquired under capital leases. Depreciation and amortization are calculated using the straight-line or usage-based methods over the estimated useful lives of the related assets that approximate five years or the lease term, whichever is shorter.


Research and Development

Research and development costs are charged to expense as incurred.


Software Development

The Company reviews software development costs incurred in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 86 which requires that certain costs incurred in the development of computer software to be sold or leased be capitalized once technological feasibility is reached. The Company has not capitalized any software development costs because development costs incurred subsequent to the establishment of technological feasibility have not been material.

Costs related to internally developed software are expensed as incurred. Externally purchased software costs are capitalized and depreciated over their remaining useful lives not to exceed five years.


Income Taxes

The Company's operations prior to the Transfer discussed in note 1, were included in the income tax returns of Lau Technologies, an S corporation. Income tax allocations for such periods have been calculated as if the Company were filing separate income tax returns taking into consideration that operating losses and tax credits have been utilized by the shareholders of Lau Technologies.

Subsequent to the Transfer, the Company will file separate tax returns. Any tax liability or refund that may arise for periods when the Company was a division of Lau Technologies is covered by a tax indemnification arrangement contained in the Asset Transfer Agreement executed in connection with the Transfer. The indemnification provides for Lau Technologies to pay or receive reimbursement from the Company for any tax adjustment relating to the Viisage Technology Division for all periods prior to the effective date of the Transfer if such adjustments will result in tax expense or tax benefit, as the case may be, to the Company.

The Company accounts for income taxes under SFAS No. 109. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.


Net Income (Loss) Per Share

Net income (loss) per share is computed based on the weighted average number of common and common equivalent shares outstanding during the period. Pursuant to certain requirements of the Securities and Exchange Commission, common and common equivalent shares issued during the 12 months prior to the initial public offering date (using the treasury stock method and the initial public offering price of $10.50 per share) have been included in the calculation of weighted average common and common equivalent shares for periods prior to the offering. For 1996, weighted average shares is comprised of 6,022,000 shares of common stock and 565,000 shares related to common equivalents. For 1995 and 1994, weighted average shares are comprised of 5,680,000 shares of common stock and 545,000 shares related to common equivalents.

In March 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings Per Share, which establishes standards for computing and presenting earnings per share for entities with publicly held common stock or potential common stock. SFAS No. 128 is effective for periods ending after December 15, 1997 and early adoption is not permitted. Under the new pronouncement, earnings
(loss) per share would not be materially different from the amounts presented.


Long-Lived Assets

In 1995, the Financial Accounting Standards Board adopted SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of, which is effective for 1996. Adoption of SFAS No. 121 did not have a material impact on the Company's financial position or results of operations.

                                     13-13

Viisage Technology, Inc.
Notes to Financial Statements (Continued)



Stock-Based Compensation

The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation, which is effective for 1996.

SFAS No. 123 establishes a fair value based method of accounting for stock-based compensation plans. The Company has adopted the disclosure only alternative under SFAS No. 123, which requires disclosure of the pro forma effects on earnings and earnings per share as if SFAS No. 123 had been adopted as well as certain other information. See note 10 for required disclosures.

(3) Other Related Party Transactions

In connection with the Transfer discussed in note 1, the Company and Lau Technologies entered into an Administration and Services Agreement, a Use and Occupancy Agreement and a License Agreement.

Under the Administration and Services Agreement, Lau Technologies provides general accounting, data processing, payroll, human resources, employee benefits administration and certain executive services to the Company. The agreement requires the Company to pay a monthly fee based on the estimated actual cost of such services and permits the Company to terminate selected services upon 30 days written notice. The annual fee for services is approximately $660,000 and will be revised if the level of services is changed. The Company utilized the same allocation methods for prior periods. Amounts for 1995 and 1994 reflect the use of additional services that were provided by Company personnel in 1996. The amounts for such services were approximately $660,000 in 1996, $1.1 million in 1995, and $710,000 in 1994.

The Use and Occupancy Agreement requires the Company to pay its proportionate share of the cost of shared facilities and office services including rent, insurance, property taxes, utilities and other operating expenses, based on square footage or equipment utilized. In February 1997, the Company and Lau Technologies moved to larger facilities and extended the Agreement through February 2002. The annual fee for facilities and services is approximately $500,000 and will be revised for changes in operating expenses. The amounts for facilities and services were approximately $220,000 in 1996, $140,000 in 1995 and $90,000 in 1994. See note 7 for lease information.

Company employees participate in various Lau Technologies employee benefit plans. The Company pays its proportionate share of the costs of such plans based on the number of participating employees.

Management believes the methods for allocating expenses and those costs related to shared facilities and equipment are reasonable and approximate what these costs would be on a stand-alone basis.

The License Agreement grants the Company an exclusive, worldwide, royalty-free, paid-up, perpetual, irrevocable license to use proprietary technology used by the Viisage Technology Division at the time of the Transfer and improvements thereto. The license excludes the use of such technology for federal access control as defined in the License Agreement.

The Company purchases certain system components and the services of technical personnel from Lau Technologies. The amounts for such components and services were approximately $1.7 million in 1996, $2.8 million in 1995 and $1.4 million 1994.

At December 31, 1996, the Company had approximately $180,000 of accounts receivable due from Lau Technologies and approximately $100,000 of accounts payable due to Lau Technologies. The Company also has a $1 million 9% note receivable from Lau Technologies due in monthly installments of principal and interest of approximately $21,000 through February 2002. At December 31, 1996, approximately $150,000 of the note was included in other current assets and the remaining amount was included in other assets in the accompanying balance sheet.

The Company has employment and noncompetition agreements with certain officers. Such agreements provide for employment and related compensation for initial terms of five years, renewal options for two years, and restrict the individuals from competing, as defined, with the Company during the terms of their respective agreements and for up to two years thereafter. The agreements also provide for stock options under the Company's stock option plan and for severance payments upon termination under circumstances defined in such agreements.

(4) Property and Equipment

Property and equipment are summarized as follows
(in thousands):

December 31,                                  1996             1995
-------------------------------------------------------------------
Assets held under capital leases            $6,181           $2,216

Computer equipment                             376              101
-------------------------------------------------------------------
                                             6,557            2,317

Less-Accumulated depreciation                  700               88
-------------------------------------------------------------------
                                            $5,857           $2,229
===================================================================

During 1996 and 1995, the Company sold and leased back under capital leases approximately $4.0 million and $2.2 million, respectively, of system equipment used to produce identification cards for certain contracts.

                                     13-14

Viisage Technology, Inc.
Notes to Financial Statements (Continued)



(5) Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following
(in thousands):

December 31,                                  1996            1995
------------------------------------------------------------------
Accounts payable                            $2,072         $   835
Accrued contract costs                       4,353               -
Accrued payroll and related taxes              445              90
Accrued vacation                               224             136
Other accrued expenses                         194              92
------------------------------------------------------------------
                                            $7,288          $1,153
==================================================================

(6) Revolving Credit and Project Lease Arrangements

The Company has a revolving credit agreement with a commercial bank that provides for unsecured borrowings of up to $10 million through June 1998 at the prime rate or other LIBOR-based options. The agreement requires the Company to maintain certain financial ratios and minimum levels of earnings and tangible net worth. The Company was in compliance with such covenants at December 31, 1996 and there were no borrowings outstanding.

Prior to the Transfer discussed in note 1, long-term debt consisted of borrowings under a revolving line of credit agreement between Lau Technologies and a commercial bank. Such borrowings related solely to the Company's operations and, accordingly, were assumed in connection with the Transfer and repaid in November 1996.

The Company has a system project lease arrangement with a commercial leasing organization providing for system project leases of up to $15 million. Pursuant to the facility, the lessor purchases certain of the Company's digital identification systems and leases them back to Viisage for deployment with identified and contracted customers approved by the lessor. The lessor retains title to the systems and has an assignment of Viisage's rights under the related customer contracts, including rights to use the software and technology underlying the related systems. Under the facility, the lessor bears the credit risk associated with payments by Viisage's customers, but Viisage bears performance and appropriation risk and is generally required to repurchase a system in the event of a termination by a customer for any reason except credit default. At December 31, 1996, the Company had approximately $11 million available under this arrangement.

(7) Commitments and Contingencies

Leases

The Company leases certain equipment used in its operations and the shared facilities discussed in note 3. Rental expense for operating leases was approximately $130,000 in 1996, $100,000 in 1995 and $55,000 in 1994.

At December 31, 1996, approximate future minimum rentals under the lease for shared facilities and capital leases are as follows (in thousands):

                                    Capital       Operating
                                    Leases          Lease
-----------------------------------------------------------
Year ending:
1997                                $1,628         $   198
1998                                 1,823             212
1999                                 1,723             212
2000                                 1,163             212
2001                                   582             212
Thereafter                               -              34
-----------------------------------------------------------
Total minimum lease payments         6,919          $1,080
===========================================================
Less-Interest portion                1,298
Present value of net minimum
 lease payments                      5,621
Less-Current portion                 1,201
------------------------------------------
                                    $4,420
==========================================

Litigation

On September 23, 1996, three minority shareholders of Lau Technologies filed suit against Lau Technologies, the Company and others in Superior Court in Berkshire County, Massachusetts, alleging that certain defendants breached the fiduciary duty owed the plaintiffs as shareholders of Lau Technologies. The plaintiffs requested, among other things, an injunction to delay the Company's public offering in an effort to obtain a direct, rather than an indirect, ownership interest in the Company. On October 4, 1996, the Superior Court denied plaintiffs' request for such relief, although plaintiffs' claims for unspecified money damages remain pending. Lau Technologies has agreed to indemnify and hold the Company harmless for any liabilities incurred by the Company as a result of judgments, settlements or litigation expenses arising out of this suit. Accordingly, the Company does not believe that the resolution of this matter would have a material adverse effect on its business, financial condition or results of operations.

                                     13-15

Viisage Technology, Inc.
Notes to Financial Statements (Continued)



(8) Retirement Plans

The Company participates in the Lau Technologies 401(k) plan and pays its proportionate share of plan expenses based on the number of participants. The plan permits pretax contributions by participants of up to 15% of base compensation. The Company may make discretionary matching contributions of up to 3% of base compensation. Participants are fully vested in their contributions and vest 20% per year in employer contributions. The Company's allocation of costs for this plan amounted to approximately $70,000 for the year ended December 31, 1996. Amounts for the other years were not material.

The Company does not offer any postretirement benefits.

(9) Income Taxes

As discussed in notes 1 and 2, the Company was treated as an S corporation prior to the Transfer and operating losses and tax credits for prior periods have been utilized by the shareholders of Lau Technologies. In connection with the Transfer, the Company changed its tax status and recorded a deferred tax provision of $110,000 relating to the cumulative differences between the financial reporting and income tax bases of certain assets and liabilities as of the Transfer date.

The provision for income taxes for the year ended December 31, 1996 consists of the following (in thousands):

                     Current        Deferred        Total
-----------------------------------------------------------
Federal               $  7            $132           $139
State                   25              41             66
-----------------------------------------------------------
                       $32            $173           $205
===========================================================

A reconciliation of the federal statutory rate to the Company's effective tax rate for the year ended December 31, 1996 is as follows:

Federal statutory rate                               34.0%
State taxes, net of federal benefit                   6.0
Subchapter S earnings not taxed                     (28.0)
Deferred taxes related to Transfer                   14.0
Other, net                                           (1.0)
-----------------------------------------------------------
                                                     25.0%
-----------------------------------------------------------

The components and approximate tax effects of the Company's deferred tax assets and liabilities as of December 31, 1996 are as follows (in thousands):


Deferred tax assets:
  Accruals and other reserves                                      $325
  Other                                                              30
------------------------------------------------------------------------
    Total gross deferred tax assets                                 355
------------------------------------------------------------------------

Deferred tax liabilities:
  Bases differences related to contract assets                      517
  Other                                                              11
------------------------------------------------------------------------
    Total gross deferred tax liabilities                            528
------------------------------------------------------------------------
Net deferred tax liability                                         $173
------------------------------------------------------------------------

The net deferred tax liability is included in accrued and deferred income taxes in the accompanying 1996 balance sheet.


(10) Stockholders' Equity

Initial Public Offering

In November 1996, the Company completed an initial public offering of 2,875,000 shares of its common stock, of which 2,375,000 shares (including the over-allotment option) were sold by the Company and 500,000 shares were sold by Lau Technologies, the selling stockholder. The offering price was $10.50 per share and the net proceeds to the Company were approximately $22,230,000, net of underwriting discounts and other offering expenses.


Stock Option Plans

Lau Technologies granted 1,167,950 nonqualified options for the Company's common stock on February 1, 1996 to management and 81,650 nonqualified options to directors. The exercise price for such options is $2.96 per share. Lau Technologies granted an additional 177,500 nonqualified options to management on April 15, 1996 at $4.86 per share, the estimated fair value of such shares at the grant date. Director options become exercisable over three years and management options become exercisable in seven years or earlier if certain performance measures are met. The performance measures are based on each $1 million increase in Company value up to $500 million. In connection with such options, the Company is recognizing compensation expense of approximately $700,000 over the estimated vesting period. The amount of compensation is calculated as the difference between the exercise price and the fair value of the Company's business on the grant dates based on an independent third-party appraisal. Stock compensation expense recorded for the year ended December 31, 1996 was $238,000. The Company has reserved 1,437,750 shares of common stock for issuance under the plans of which 10,650 are available for grant. At

                                     13-16

Viisage Technology, Inc.
Notes to Financial Statements (Continued)


December 31, 1996, 488,062 options were exercisable at a weighted average exercise price per share of $3.20 over a weighted average remaining contractual life of approximately nine years. No options have been exercised or canceled under the plans. The options expire ten years from the date of grant.

On June 17, 1996, the Board of Directors of the Company ratified the foregoing option grants in connection with the adoption of the Stock Option Plans (the Plans) under which incentive and nonqualified stock options may be granted to employees and officers and nonqualified stock options may be granted to directors. Generally, incentive stock options are granted at fair value and are subject to the requirements of Section 422 of the Internal Revenue Code of 1986, as amended. Nonqualified options are granted at exercise prices determined by the Board of Directors. Options vest over periods of up to seven years and vesting may be accelerated based on performance criteria set by the Board of Directors.

The Company has computed the pro forma disclosures required under SFAS No.
123 for options granted in 1996 using the Black-Scholes option pricing model prescribed by SFAS No. 123. The weighted average assumptions used for 1996 are:

Risk free interest rate                                   6%
Expected dividend yield                                   --
Expected lives                                      10 years
Expected volatility                                      66%

The total value of options granted during 1996 was computed as approximately $4.2 million. Of this amount, $1.4 million would be charged to operations for the year ended December 31, 1996 for currently vested options and the remaining amount, $2.8 million, would be amortized over the related vesting periods. The pro forma effect of SFAS No. 123 for the year ended December 31, 1996 is as follows:

                             As Reported        Pro Forma
----------------------------------------------------------
Net income (loss)               $601,000        $(225,000)
Net income (loss) per share         0.09            (0.03)


(11) Quarterly Financial Data (Unaudited)

The following table sets forth selected quarterly financial data for 1996 and 1995 (in thousands, except per share amounts):

                             1st        2nd        3rd        4th
                           Quarter    Quarter    Quarter    Quarter
-------------------------------------------------------------------
1996
Revenues                    $5,737     $6,133     $6,258     $6,843
Project margin               1,026      1,191      1,542      1,728
Net income                       6         68        285        242
Net income per share            --       0.01       0.05       0.03

1995
Revenues                    $2,549     $2,846     $2,711     $3,115
Project margin                 236        187        223        214
Net loss                      (580)      (671)      (748)      (948)
Net loss per share           (0.09)     (0.11)     (0.12)     (0.15)

                                     13-17

Report of Independent Public Accountants




To Viisage Technology, Inc.:

We have audited the accompanying balance sheets of Viisage Technology, Inc. as of December 31, 1996 and 1995, and the related statements of operations, changes in stockholders' equity/net assets and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viisage Technology, Inc. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.





                                                             Arthur Andersen LLP

Boston, Massachusetts
February 7, 1997

                                     13-18

Directors and Officers




Directors
Denis K. Berube, Chairman /(3)/            Thomas J. Reilly /(1,2)/
Executive Vice President  -                Retired Partner
Chief Operating Officer, Lau Technologies  Arthur Andersen LLP


Charles J. Johnson /(3,4)/                 Harriet Mouchly-Weiss /(2,4)/
Principal, Finnegan, Hickey,               Managing Partner,
Dinsmoor & Johnson, P.C.                   Strategy XXI Group


Peter Nessen /(1,2)/                       /(1)/ Audit Committee
Chairman of the Board                      /(2)/ Compensation Committee
NCN Financial Corporation                  /(3)/ Executive Committee
                                           /(4)/ Marketing Committee




Officers
Robert C. Hughes                           Robert J. Schmitt, Jr.
President and Chief Executive Officer      Vice President, Marketing and Sales
                                           Worldwide Private Sector


Thomas J. Colatosti                        Yona Wieder
Vice President, Operations                 Vice President, Marketing and Sales
                                           Worldwide Public Sector


William A. Marshall
Vice President,
Chief Financial Officer and Treasurer

                                     13-19

Corporate and Investor Information




Corporate Offices

Viisage Technology, Inc.
30 Porter Road
Littleton, MA  01460
508-952-2200


Common Stock Information

The Company's common stock is traded on the NASDAQ National Market under the symbol VISG. At March 6, 1997, the closing sale price of the common stock was $12.00 per share and there were approximately 13 holders of record of the Company's common stock. The quarterly high and low closing prices, as reported by NASDAQ, of Viisage's common stock in 1996 were as follows:

Quarter Ended                     High              Low
---------------------------------------------------------
March 31                        $    --          $     --
June 30                              --                --
September 29                         --                --
December 31*                     15-1/2           12-1/16

*Public trading commenced on November 8, 1996.

Dividend Policy

The Company presently intends to retain earnings for use in the operation and expansion of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future.



Shareholder Contact and Form 10-K

Shareholders and prospective investors are welcome to call or write to Viisage with questions or requests for additional information. Copies of Viisage's Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 1996 are also available. Inquires should be directed to: William A. Marshall, Vice President, Chief Financial Officer and Treasurer, at Viisage's corporate offices.



Transfer Agent

For information or assistance regarding individual stock records, transactions or stock certificates contact:

Boston EquiServe Limited Partnership
150 Royall Street
Canton, MA  02021
617-575-2000


Independent Public Accountants

Arthur Andersen LLP
225 Franklin Street
Boston, MA 02110


Legal Counsel

Finnegan, Hickey, Dinsmoor & Johnson, P.C.
20 Beacon Street
Boston, MA 02108

                                     13-20